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                                                                 EXHIBIT 99.K(4)


April 25, 2004

Kayne Anderson Capital Advisors, L.P.
1800 Avenue of the Stars
Los Angeles, CA 90067

Attention: Mr. Ric Kayne
           Chief Executive Officer

      RE:   CAPITAL STRATEGIES GROUP LLC ("CSG")

Gentlemen:

      We are pleased to set forth the terms of the retention of Capital Strategies Group LLC (together with its controlling persons, employees and agents, "CSG") by Kayne Anderson Capital Advisors, L.P. (the "Company").

      1. Scope of Engagement. CSG will assist the Company as its exclusive financial advisor in connection with its contemplated formation and offering of securities of a newly formed closed-end or other public fund. We understand that the primary focus of the resulting company will be energy infrastructure investments. This new entity is referred to herein as "KACEF". In connection with our role as your financial advisor, CSG will familiarize itself with the Company's relevant business activities, financial performance and prospects. We would expect our services to include strategic consultation, contacting potential sources of capital, including underwriters, negotiation, assisting in the structuring and documentation of the KACEF offering, and such other services as may be mutually agreed upon in writing by CSG and the Company.

      2. Fees and Expenses.

            a. Initial Fee. The Company will pay to CSG, upon execution of this letter, an initial cash fee in the sum of $30,000.

            b. Monthly Fees. The Company shall pay to CSG a monthly cash fee of $30,000 on May 20, 2004, and on the 20th day of each subsequent month during which this Agreement has not been terminated pursuant to paragraph 3 below,

            c. Success Fee. If at any time prior to May 10, 2005, KACEF issues or otherwise sells its equity securities (a "Financing"), the Company shall pay CSG immediately upon consummation of such Financing, a cash fee equal to 0.10% of the gross amount of such Financing, provided, however, that
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April 25, 2004
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      (i) if the Financing is $250 million or less, the aggregate fees previously paid to CSG pursuant to subparagraphs 2(a) and 2(b) above shall not be creditable against this success fee;

      (ii) if the Financing is between $250 million and $500 million, the aggregate fees previously paid to CSG pursuant to subparagraphs 2(a) and 2(b) above shall be creditable against this success fee calculated on a pro-rated basis with no credit at a $250 million Financing and 50% credit at a $500 million Financing;

      (iii) if the Financing is between $500 million and $750 million, the aggregate fees previously paid to CSG pursuant to subparagraphs 2(a) and 2(b) above shall be creditable against this success fee calculated on a pro-rated basis with 50% credit at a $500 million Financing and 100% credit at a $750 million Financing; and

      (iv) if the Financing is equal to or greater than $750 million, 100% of the aggregate fees previously paid to CSG pursuant to subparagraphs 2(a) and 2(b) above shall be creditable against this success fee.

For purposes hereof, the amount of the Financing shall not include any financial leverage employed by KACEF. No success fee will be payable if the Company determines not to launch KACEF but rather to enter into a subadvisory role for a closed-end fund sponsored by _________________ or another similar sponsor.

            d. Expense Reimbursement. In addition to the fees described above, the Company agrees to promptly reimburse CSG, upon request from time to time, for all out-of-pocket expenses reasonably incurred by CSG (including fees and disbursements of counsel, and of other consultants and advisors retained by CSG) in connection with the matters contemplated by this Agreement.

      3. Termination. This agreement may be terminated by either the Company or CSG at any time, with or without cause, upon written notice to that effect to the other party. Any termination of this engagement will be without liability or continuing obligation for either party, except for the provisions of paragraph 2 above, and as otherwise provided herein.

      4. Miscellaneous.

            a. Independent Contractor. An independent contractor relationship will be created by this agreement. No partnership or employment relationship between CSG and the Company will exist unless this agreement is modified in writing.

            b. CSG's Role. CSG's role is limited to acting as financial advisor to the Company. CSG is not rendering legal or tax advice to the Company. The Company acknowledges and agrees that CSG is not and shall not be construed as a fiduciary of the Company and shall have no duties or liabilities to the equity holders or creditors of
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Kayne Anderson Capital Advisors, L.P.
April 25, 2004
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the Company or any other person by virtue of the Company's retention of CSG hereunder, all of which are hereby expressly waived. The Company also agrees that CSG shall not have any liability (including without limitation, liability for losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements resulting from any negligent act or omission of CSG) (whether direct or indirect, in contract, tort or otherwise) to the Company or to any person (including, without limitation, equity holders and creditors of the Company) claiming through the Company for or in connection with the engagement of CSG, this Agreement or the transactions contemplated hereby except by reason of CSG's bad faith, gross negligence, or willful misconduct. The Company acknowledges that CSG was induced to enter into this Agreement by, among other things, the provisions of this paragraph. CSG is obligated to use its reasonable best efforts only and is not underwriting or otherwise guaranteeing or promising to achieve any specific result or outcome whatsoever.

            c. Responsibility for Disclosure. The Company will provide CSG all information material to its business and operations as well as any other relevant information that CSG reasonably requests in connection with the performance of its services hereunder. The Company represents and warrants to CSG that all information (including financial projections) and all information released by the Company to the public or filed by the Company with any relevant government agency or regulator, will be accurate and complete at the time it is furnished or filed, and the Company agrees to keep CSG advised of all material developments affecting the Company, through the later of the term of CSG's engagement or the completion of any transaction in which CSG is involved. The Company recognizes that, in rendering its services, CSG will be using information and financial projections provided by the Company, and that CSG does not assume responsibility for and may rely, without independent verification, on the accuracy and completeness of such information and financial projections. Any advice rendered by CSG pursuant to this Agreement may not be disclosed publicly without, and any reference to CSG in any public communications by the Company shall be subject to, CSG's prior written consent.

            d. Indemnity and Contribution. Recognizing that transactions of the type contemplated by the parties sometimes result in litigation and that CSG's role is limited to acting as the Company's financial advisor, the Company agrees to indemnify CSG and hold CSG harmless, to the fullest extent lawful against any and all claims, damages, losses, liabilities and expenses as incurred (including all reasonable fees and disbursements of CSG and its counsel, and such persons' reasonable travel and other out-of-pocket expenses incurred in connection with the investigation of and preparation for any such pending or threatened claims and any litigation or other proceedings arising heretofrom) arising out of (i) CSG's engagement hereunder and the transactions contemplated hereby or (ii) any untrue statement or alleged untrue statement of a material fact contained in, or omissions or alleged omissions from, any information furnished by the Company to CSG and approved for disclosure to others ("Claims"); provided, however, that this Agreement to indemnify shall not apply to any Claim, to the
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April 25, 2004
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extent that it arises directly out of or is based directly upon any action or failure to act by CSG, other than an action or failure to act undertaken at the Company's request or with the Company's consent, that constitutes bad faith, gross negligence, or willful misconduct.

            If any action, suit, proceeding or investigation is commenced, as to which CSG proposes to demand indemnification, it shall notify the Company with reasonable promptness; provided, however, that any failure by CSG to notify the Company shall not relieve the Company from its obligations hereunder. CSG shall have the right to retain counsel of its own choice to represent it with respect to any claim, and the Company shall pay the fees, expenses and disbursements of such counsel except to the extent that such Claim is ultimately determined not to benefit from the Company's indemnity under this agreement; and such counsel shall, to the extent consistent with its professional responsibilities, cooperate with the Company and any counsel designated by the Company. The Company shall be liable for any settlement of any Claim against CSG for which indemnity from the Company is available under this agreement made with its written consent, which consent shall be unreasonably withheld. The Company shall not, without the prior written consent of CSG, settle or compromise any Claim for which indemnity from the Company is available under this agreement, or permit a default or consent to the entry of any judgment in respect thereof, unless such settlement compromise or consent includes, as an unconditional term thereof, the giving by the claimant to CSG of an unconditional and irrevocable release from all liability in respect of such claim.

            In order to provide for just and equitable contribution, if a claim for indemnification pursuant to these Indemnification Provisions is made but it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) that such indemnification may not be enforced in such case, even through the express provisions hereof provide for indemnification in such case, then the Company, on the one hand, and CSG, on the other hand, shall contribute to the losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses and disbursements to which the indemnified persons may be subject in accordance with the relative benefits received by the Company on the one hand, and CSG, on the other hand, in connection with the statements, acts or omissions which resulted in such losses, claims ,damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements and the relative faults in connection with such matters. No person found liable for a fraudulent misrepresentation shall be entitled to contribution form any person who is not also found liable for such fraudulent misrepresentation. Notwithstanding the foregoing, CSG shall not be obligated to contribute any amount hereunder that exceeds the amount of fees previously received by CSG pursuant to the Agreement.

            e. Survival. The provisions of this agreement relating to indemnification and all other provisions necessary to the enforcement of the intent of this agreement will survive the termination or expiration of this agreement. The
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April 25, 2004
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provisions of this agreement will inure to the benefit of and be binding upon the successors and assigns of the Company and CSG.

            f. Severability. If any provision of this Agreement is held to be unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the parties to the extent possible. In any event, all other provisions of this Agreement will be deemed valid and enforceable to the full extent possible.

            g. No Third-Party Beneficiary. The benefits of this Agreement shall inure to the parties hereto, their respective successors and assigns and to the indemnified parties hereunder and their respective successors and assigns and representatives, and the obligations and liabilities assumed in this Agreement by the parties hereto shall be binding upon their respective successors and assigns.

            This letter encompasses all of the terms and conditions between the Company and CSG concerning the engagement. If you, as an officer of the Company, are in agreement with the various terms and conditions of this proposal, please indicate your acceptance of this proposal, and the acceptance of the Company, by executing two original copies of this agreement. Please return one of the fully executed agreements to me.

If you have any questions, comments or concerns, please do not hesitate to contact me at your convenience and at your earliest opportunity.

Very truly yours,



David J. Pacini


ACKNOWLEDGED AND AGREED TO:


Kayne Anderson Capital Advisors, L.P.


By:
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Its:

Date: